# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KPET ULTRA PACELINE CORPORATION (the "Issuer"), CIK 0002095297
CUSIP: G53157106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares").
Address of issuer's principal executive offices: 5109 S. Broadband Lane, Sioux Falls, South Dakota (SD), 57108
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002117403

## Reporting persons
- KPET Ultra Paceline LLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,630,000; sole dispositive power 0; shared dispositive power 5,630,000; aggregate amount beneficially owned 5,630,000 (19.4% of the class)
  Comment: (1) Rows 6, 8 and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-294067). KPET Ultra Paceline LLC, a Cayman Islands limited liability company (the "Sponsor"), is the record holder of the shares reported above. KPThree Capital LLC, a Delaware limited liability company ("KPThree"), and Roger Edward ("Eduardo") Tamraz are the managing members of the Sponsor and have shared voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Karl Peterson is KPThree's managing member. As such, each of Karl Peterson and Eduardo Tamraz may be deemed to have beneficial ownership of the Class B ordinary shares held directly by the Sponsor. Each of Eduardo Tamraz, Karl Peterson and KPThree disclaim any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 11: The percentage is based on the 28,985,000 of the Issuer's ordinary shares outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026.
- KPThree Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,865,000; sole dispositive power 0; shared dispositive power 5,865,000; aggregate amount beneficially owned 5,865,000 (20.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 6, 8 and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-294067). The Sponsor is the record holder of 5,630,000 of the shares reported above. KPThree and Eduardo Tamraz are the managing members of the Sponsor and have shared voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Karl Peterson is KPThree's managing member. As such, each of Karl Peterson and Eduardo Tamraz may be deemed to have beneficial ownership of the Class B ordinary shares held directly by the Sponsor. Each of Eduardo Tamraz, Karl Peterson and KPThree disclaim any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The shares reported above also include 235,000 Class A ordinary shares included in private placement units acquired by KPET Ultra Paceline Unit Holdings LLC ("Unit Holdings") in a private placement that closed simultaneously with the Issuer's initial public offering. Unit Holdings is the record holder of such securities. KPThree is the managing member of Unit Holdings and Karl Peterson is the managing member of KPThree. As such, Karl Peterson may be deemed to have beneficial ownership of the Class A ordinary shares held directly by Unit Holdings. Each of Karl Peterson and KPThree disclaim any beneficial ownership of securities held by Unit Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 10: Does not include 39,167 of the Issuer's Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. These warrants were included in the private placement units acquired by Unit Holdings in a private placement that closed simultaneously with the Issuer's initial public offering.
  
  (3) Row 11: The percentage is based on the 28,985,000 of the Issuer's ordinary shares outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026.
- Karl Peterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,865,000; sole dispositive power 0; shared dispositive power 5,865,000; aggregate amount beneficially owned 5,865,000 (20.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 6, 8 and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-294067). The Sponsor is the record holder of 5,630,000 of the shares reported above. KPThree and Eduardo Tamraz are the managing members of the Sponsor and have shared voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Karl Peterson is KPThree's managing member. As such, each of Karl Peterson and Eduardo Tamraz may be deemed to have beneficial ownership of the Class B ordinary shares held directly by the Sponsor. Each of Eduardo Tamraz, Karl Peterson and KPThree disclaim any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The shares reported above also include 235,000 Class A ordinary shares included in private placement units acquired by Unit Holdings in a private placement that closed simultaneously with the Issuer's initial public offering. Unit Holdings is the record holder of such securities. KPThree is the managing member of Unit Holdings and Karl Peterson is the managing member of KPThree. As such, Karl Peterson may be deemed to have beneficial ownership of the Class A ordinary shares held directly by Unit Holdings. Each of Karl Peterson and KPThree disclaim any beneficial ownership of securities held by Unit Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 10: Does not include 39,167 of the Issuer's Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. These warrants were included in the private placement units acquired by Unit Holdings in a private placement that closed simultaneously with the Issuer's initial public offering.
  
  (3) Row 11: The percentage is based on the 28,985,000 of the Issuer's ordinary shares outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026.
- Eduardo Tamraz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,630,000; sole dispositive power 0; shared dispositive power 5,630,000; aggregate amount beneficially owned 5,630,000 (19.4% of the class)
  Comment: (1) Rows 6, 8 and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-294067). The Sponsor is the record holder of the shares reported above. KPThree and Eduardo Tamraz are the managing members of the Sponsor and have shared voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Karl Peterson is KPThree's managing member. As such, each of Karl Peterson and Eduardo Tamraz may be deemed to have beneficial ownership of the Class B ordinary shares held directly by the Sponsor. Each of Eduardo Tamraz, Karl Peterson and KPThree disclaim any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 11: The percentage is based on the 28,985,000 of the Issuer's ordinary shares outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026.

## Item 1. Issuer
Name of issuer: KPET ULTRA PACELINE CORPORATION (the "Issuer")
Address of issuer's principal executive offices: 5109 S. Broadband Lane Sioux Falls, SD 57108

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

KPET Ultra Paceline LLC ("Sponsor")
KPThree Capital LLC ("KPThree")
Karl Peterson
Roger Edward ("Eduardo") Tamraz
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 5109 S. Broadband Lane, Sioux Falls, SD 57108.
Citizenship: The Sponsor is organized in the Cayman Islands. KPThree is organized in the State of Delaware. Karl Peterson and Eduardo Tamraz are each citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of March 31, 2026, based upon 28,985,000 ordinary shares of the Issuer outstanding as of May 13, 2026 and assumes the conversion of the Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), of the Issuer held by the Sponsor into Class A Ordinary Shares on a one-to-one basis.

Reporting Person Amount beneficially owned
KPET Ultra Paceline LLC 5,630,000
KPThree Capital LLC 5,865,000
Karl Peterson 5,865,000
Eduardo Tamraz 5,630,000
Percent of class:
Reporting Person Percent of class:
KPET Ultra Paceline LLC 19.40%
KPThree Capital LLC 20.20%
Karl Peterson 20.20%
Eduardo Tamraz 19.40%
Sole power to vote or to direct the vote:
Reporting Person Sole power to vote or to direct the vote:
KPET Ultra Paceline LLC 0
KPThree Capital LLC 0
Karl Peterson 0
Eduardo Tamraz 0
Shared power to vote or to direct the vote:
Reporting Person Shared power to vote or to direct the vote:
KPET Ultra Paceline LLC 5,630,000
KPThree Capital LLC 5,865,000
Karl Peterson 5,865,000
Eduardo Tamraz 5,630,000
Sole power to dispose or to direct the disposition:
Reporting Person Sole power to dispose or to direct the disposition of:
KPET Ultra Paceline LLC 0
KPThree Capital LLC 0
Karl Peterson 0
Eduardo Tamraz 0
Shared power to dispose or to direct the disposition:
Reporting Person Shared power to dispose or to direct the disposition of:
KPET Ultra Paceline LLC 5,630,000
KPThree Capital LLC 5,865,000
Karl Peterson 5,865,000
Eduardo Tamraz 5,630,000

The Sponsor is the record holder of 5,630,000 Class B Ordinary Shares. KPThree and Eduardo Tamraz are the managing members of KPET Ultra Paceline LLC. Karl Peterson is the managing member of KPThree. As such, each of Karl Peterson and Eduardo Tamraz may be deemed to have beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor. Each of Eduardo Tamraz, Karl Peterson and KPThree disclaim any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

KPET Ultra Paceline Unit Holdings LLC ("Unit Holdings") is the record holder of 235,000 Class A Ordinary Shares included in private placement units acquired in a private placement that closed simultaneously with the Issuer's initial public offering. KPThree is the managing member of Unit Holdings and Karl Peterson is the managing member of KPThree. As such, Karl Peterson may be deemed to have beneficial ownership of the Class A Ordinary Shares held directly by Unit Holdings. Each of Karl Peterson and KPThree disclaim any beneficial ownership of securities held by Unit Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description

99 Joint Filing Agreement.

## Signatures
- KPET Ultra Paceline LLC: /s/ Eduardo Tamraz, Eduardo Tamraz/Authorized Person (05/14/2026)
- KPThree Capital LLC: /s/ Karl Peterson, Karl Peterson/Authorized Person (05/14/2026)
- Karl Peterson: /s/ Karl Peterson, Karl Peterson (05/14/2026)
- Eduardo Tamraz: /s/ Eduardo Tamraz, Eduardo Tamraz (05/14/2026)